

John A. Good
Morrison & Foerster LLP
2000 Pennsylvania Avenue, NW
Suite 6000
Washington, DC 20006   April 1, 2015

      RE: Fidus Investment Corporation ("Company")
            File Nos.: 333-202531; 814-00861

Dear Mr. Good:

On March 5, 2015, the Company, which has elected to be regulated as a business development company under the provisions of the Investment Company Act of 1940 ("1940 Act"), filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") to register up to $300 million in aggregate offering price of the Company's common stock, preferred stock, subscription rights, debt securities or warrants representing rights to purchase shares of the Company's common or preferred stock or debt securities in a shelf offering pursuant to Rule 415 of the 1933 Act.

Pursuant to Release No. 33-6510, we performed a limited review of the registration statement. In a letter dated April1, 2015, you represented that the disclosure is not materially different from the information presented in the Company's registration statement, which was declared effective on April 29, 2014, other than with respect to updated financial statements and certain other information. We have reviewed the registration statement referenced above and have the following comments.

Prospectus

1.   You may delete undertaking 7 from Part C of the registration statement. Add an undertaking stating that the Company will file, during any period in which offers or sales are being made, a post-effective amendment if it determines to conduct one or more offerings of the Company's common shares at a price below its net asset value per common share at the date the offering is begun and such offering or offerings will result in greater than a 15% dilution to the Company's net asset value per common share.

In addition, please add an undertaking that the Company will file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant to the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of the Company are trading below its net asset value and either (i) the Company receives, or has been advised by its independent registered accounting firm that it will receive an audit report reflecting substantial doubt regarding the Company's ability to continue as a going concern or (ii) the Company has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

2. We note the reference in the Company's financial statements to certain unfunded commitments with portfolio companies. Unfunded commitments, which are contractual obligations of the Company to make loans up to a specified amount at future dates, may subject the Company to risks similar to those created by standby commitments. Unfunded commitments, like standby commitment agreements, may be senior securities under Section 18 of the 1940 Act ('any…obligation or instrument constituting a security and evidencing indebtedness…"). *See* Investment Company Act Release 10666, "Securities Trading Practices of Registered Investment Companies" (April 18, 1979). The staff considers unfunded commitments that specify an interest rate to be senior securities subject to the coverage requirements of Sections 18 and 61 of the 1940 Act, unless the fund or BDC has segregated liquid assets equal to the marked-to-market value of its unfunded commitments. Does the Company treat its unfunded commitments as senior securities? If not, why not? Does the Company currently segregate sufficient liquid assets or does it have borrowing capacity within its 200 percent asset coverage limitation sufficient to cover the value of its unfunded commitments?

3. If the Company has not already done so, please provide us with an example of a form of prospectus supplement for each security that the Company may offer under the universal shelf offering. Except for certain terms which the Company is unable to currently provide, the prospectus supplements should contain all relevant information, including applicable fee tables, prior to effectiveness. We may have further comments upon review of the prospectus supplements.

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The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Company should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the 1933 Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel